UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 12b-25
____________________________________

NOTIFICATION OF LATE FILING

Commission File Number 001-39149

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
	☐	Form N-CSR

For Period Ended: March 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: ________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BILL Holdings, Inc.
Full Name of Registrant
Bill.com Holdings, Inc.
Former Name if Applicable

6220 America Center Drive, Suite 100
Address of Principal Executive Office (Street and Number)

San Jose, CA 95002
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company expects to file its Quarterly Report on Form 10-Q, for the fiscal quarter ended March 31, 2023, as soon as is reasonably practicable but no later than May 16, 2023; this delay is due to the Company’s independent auditors requiring additional time to complete their review of the Company’s internal controls related to IT processes for Sarbanes-Oxley compliance purposes.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

John Rettig	650	621-7700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).
                                                                        Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

On May 4, 2023, the Company furnished a press release reporting quarterly results for the three months ended March 31, 2023 as Exhibit 99.1 to its Current Report on Form 8-K (the “Earnings Release”).

As reported in the Earnings Release, the Company expects to report total revenues of $272.6 million for the third quarter ended March 31, 2023, compared to total revenues of $166.9 million for the quarter ended March 31, 2022. The Company expects to report a net loss of $31.1 million for the third quarter ended March 31, 2023, compared to a net loss of $86.7 million for the quarter ended March 31, 2022.

The Company does not expect any changes to the quarterly results reported above or to the other results reported in the Earnings Release; however, results may be subject to change after the completion of quarter-end reviews.

Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 regarding the Company’s results that are not historical facts and its expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, and such forward-looking statements include, but are not limited to, statements about the filing of the Quarterly Report, completion of the quarter-end financial statement review and expected financial results referred to herein, and/or the Company’s plans, objectives, expectations (financial or otherwise) or intentions. All forward-looking statements included in this Form 12b-25, including expectations about the timing of the completion of the Company’s financial statements for the fiscal period ended March 31, 2023 and the timing, form and content of the Quarterly Report are based upon information available to the Company as of the date of this Form 12b-25, which may change, and the Company assumes no obligation to update any such forward-looking statements.

BILL Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2023	By:	/s/ John Rettig
John Rettig Chief Financial Officer and Executive Vice President, Finance and Operations